SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 24, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

NEWS RELEASE
SIGNATURES

This Report on Form 6-K contains a press release of Qimonda AG dated April 24, 2008, announcing that Qimonda AG and Elpida Memory Inc. have signed a Memorandum of Understanding for a technology partnership on joint development of memory chips.

News Release • Presseinformation
Qimonda and Elpida to Form Technology Partnership
Alliance for Joint Development of 4F2 DRAM Cell
Munich/Germany, Tokyo/Japan — April 24, 2008 — Qimonda AG (NYSE:QI) and Elpida Memory, Inc. (Tokyo SE: 6665), both leading global memory suppliers, today announced that they have signed a Memorandum of Understanding for a technology partnership on joint development of memory chips (DRAMs). In the planned cooperation, Qimonda will provide its know-how with the innovative Buried Wordline technology and Elpida its advanced stack capacitor technology. The strategic technology cooperation will leverage the strength of both companies to accelerate their roadmap to DRAM products featuring cell sizes of 4F2. The companies plan to introduce the jointly developed innovative 4F2 cell concept in the 40nm generation in calendar year 2010 and to subsequently scale it to the 30nm generation.
“This strategic cooperation with Elpida is a tremendous endorsement of our innovative Buried Wordline technology,” said Kin Wah Loh, President and CEO of Qimonda AG. “Qimonda will leverage this partnership to significantly accelerate the introduction of small 4F2 cell sizes. This technology alignment of two major DRAM innovators creates excellent opportunities for greater economies of scale in R&D and future joint manufacturing activities.”
Yukio Sakamoto, President and CEO of Elpida said “Our R&D effort has given us the lead in DRAM technology. In the tough, competitive industry that we are in, however, faster and more efficient development of new process technologies is becoming
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 4 April 24, 2008
critically important. We believe this joint development agreement with Qimonda will further accelerate and strengthen our technology leadership, putting us on a path to the top position in the DRAM market.”
The companies plan to jointly develop technology platforms and design rules to enable both exchange of products and potential manufacturing joint ventures. Both companies target to align their development activities at their respective sites in Hiroshima and Dresden, including the exchange of engineers. Additionally, the companies also have agreed to explore joint development opportunities in the areas of Through Silicon Via Technology and future memories.
Following today’s Memorandum of Understanding, Qimonda and Elpida expect to conclude their negotiations and finalize definitive agreements in due course.
Conference Call
Qimonda will host a conference call today for its analyst and investors at 9:00am EST, 6:00am PST, 2:00pm GMT, and 3:00pm CET to discuss the partnership between the company and Elpida. The dial-in phone numbers for the conference call are +1 718 354 1389 (US), +44 (0)20 7806 1957 (UK), +49 (0)89 9982 99911 (Germany), +81 (0)3 3570 8228 (Japan), pass code: 4113611. The webcast and slide presentation will be available at www.qimonda.com.
A webcast replay will be available for a limited time on the company’s web site. An audio replay of the conference call will also be available at phone number +1 718 354 1112 (US), +44 (0)20 7806 1970 (UK), +49 (0)69 22222 0418 (Germany), +81 (0)3
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 3 of 4 April 24, 2008
3570 8212 (Japan), pass code: 4113611#, beginning at 11:00am EST today and continuing until 5:59pm EST on April 27, 2008.
About Elpida
Elpida Memory, Inc. (TSE 6665) is a leading manufacturer of Dynamic Random Access Memory (DRAM) integrated circuits. The company’s design, manufacturing and sales operations are backed by world class technology expertise. Its 300mm manufacturing facilities, Hiroshima Plant and a Taiwan-based joint venture Rexchip Electronics, utilize the most advanced manufacturing technologies available. Elpida’s advanced portfolio features such characteristics as high-density, high-speed, low power and small packaging profiles. The company provides DRAM solutions across a wide range of applications, including high-end servers, mobile phone and digital consumer electronics. More information can be found at http://www.elpida.com.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in its financial year 2007 and had approximately 13,500 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 4 of 4 April 24, 2008
Qimonda Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our prospectus supplement filed February 11, 2008 with the SEC, each of which is available without charge on our website and at www.sec.gov.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this press release to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: April 24, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board